October 14, 2014

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jan Woo

Re:	Marathon Patent Group, Inc. Form 10-Q for the Quarterly Period Ended June 30, 2014 Filed August 14, 2014 File No. 001-36555

Dear Ms. Woo:

Marathon Patent Group, Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated October 8, 2014, addressed to the Company’s Chief Executive Officer, Doug Croxall, with respect to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014, file number 001-36555 (“Form 10-Q”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Consolidated Statements of Operations, page 3

1.
We have reviewed your response and continue to believe that patent amortization expense should be classified as a cost of revenues. Regardless of whether all of the patents will ultimately generate revenue, the enforcement of such patents is directly related to your principal line of business. In this regard, we also note from your disclosure on page 7 that cost of revenues includes "expenses incurred in connection with the Company's patent enforcement activities, such as legal fees, consulting costs, patent maintenance, royalty fees for acquired patents and other related expenses," which are similar in nature to the capitalized patent costs. Please revise to classify patent amortization expense within cost of revenues pursuant to Rule 5-03(b)(2) of Regulation S-X.

Response:

Rule 5-03(b)(2)
We have reviewed Rule 5-03(b)(2) of Regulation S-X in response to your letter of October 8, 2014.  Rule 5-03(b)(2) states:

Costs and expenses applicable to sales and revenues. State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a). Amounts of costs and expenses incurred from transactions with related parties shall be disclosed as required under § 210.4-08(k).

With respect to the scope of this definition, patents:

1)	are not tangible goods according to (a),
2)	do not relate to public utilities according to (b),
3)	are not related to rental income according to (c),
4)	are not a cost of service according to (d), and
5)	are not an expense applicable to other revenue according to (e).

We readily agree that the last item can certainly be debated, but at the same time, it is a murky disposition at best given the nature of our business.  After further consideration of the facts and circumstance related to our business, we maintain our belief that according to the principals underlying cost of revenue, there has to be a considerably higher level of linkage between the revenue and the inputs that directly contribute to such revenue.  In our case, based on the limited number of patents that are ever successfully asserted and licensed, combined with the disparate source of the patents, remaining useful lifespan and the vagaries of the litigation process, claim construction and re-exams, this linkage is tenuous.  Compounding these items, we do not know with any clarity in advance which of the patents will be the ones that are asserted and are successfully licensed.  We therefore believe that including patent amortization expenses as a cost of revenues would distort the review of our financial statements.

We further reviewed this position in light of Rule 5-03(b)(3) and (6).  Based on the materiality of the patent amortization expenses for the Company, we have set forth a separate line item in our operating expense section setting forth our patent amortization expenses.  This is consistent with the guidance of (6), and we believe completely conforms the presentation of our financial results to the guidance.

Industry Practice
Finally, we performed an analysis of the most recently issued 10-Qs filed by fourteen other companies in our industry to determine how they treat patent amortization expenses.  What we found was a widespread practice to include patent amortization expenses in operating expenses as summarized in the table below:

Company	COGS Treatment	Treatment of Patent Amortization
Acacia Research Corporation	Line Item In Opex	Included in COGS

Parkervision, Inc.	Separate Section	Included in R&D expenses (Operating)
Rambus Inc.	Separate Section	Included in Engineering expenses (Operating)
Document Security Systems, Inc.	Line Item In Opex	Separate line item in Operating expenses
ITUS Corporation	NA	Separate line item in Operating expenses
InterDigigal Communication Corp.	NA	Included in Patent adminsitration expenses (Operating)
Pendrell Corporation	Line Item In Opex	Separate line item in Operating expenses
Sperhix Incorporated	NA	Separate line item in Operating expenses
Tessera Technologies, Inc.	Line Item In Opex	Included in SG&A (Operating)
Vringo, Inc.	NA	Separate line item in Operating expenses

Finjan Holdings, Inc.	Separate Section	Unknown
Straight Path Communications Inc.	NA	Unknown
Unwired Planet, Inc.	NA	Unknown
VirnetX Holding Corp.	NA	Unknown

Nine of the fourteen included patent amortization expenses within operating expenses, either as a stand-alone line item or as a component of a larger expense category.

Four did not break out their patent amortization expenses, and we were unable to directly determine the treatment of these expenses.  However, only one of these four actually included a cost of revenue line item in their financial statements.  Therefore, by definition, three of these four companies did not include patent amortization expenses in cost of revenues.

Finally, only one – Acacia – included patent amortization expenses in cost of revenues.  However, Acacia, did not maintain a separate cost of revenue line item between revenues and operating expenses, but rather included cost of revenues as a line item within operating expenses.

The result of our analysis show that twelve of the fourteen recognized patent amortization expense as an operating cost, with one unknown and the other recognizing as a cost of revenue, but embedding cost of revenue within operating costs.

We therefore believe that our presentation is not only consistent with the industry, but also provides the level of clarity that investors in our industry need to review one investment versus another.  Changing the presentation would potentially lead to confusion, increase investor analysis costs and refute the overwhelming common practice in our industry.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer